[Chapman and Cutler LLP Letterhead]

June 11, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 13, 2020 (each a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator U.S. Equity Triple Stacker ETF – July (formerly Innovator U.S. Market Stacker Plus ETF – July) and Innovator U.S. Equity Double Stacker 9% Buffer ETF – July (formerly Innovator Buffer U.S. Market Stacker ETF – July) (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests further clarification and elaboration on how the Funds operate, as well as corresponding revisions to the Funds’ disclosure to clarify the operation of the Fund to investors. Specifically, the Staff requests further clarification as to how the multiple indices will be used and how the multiple caps will be structured. What is the overall return profile of a Fund using caps on multiple reference assets? How will the downside of the Funds only be tied to the SPDR S&P 500 ETF Trust (the “S&P 500 ETF”)? Explain both in supplemental correspondence and revise the Funds’ disclosure accordingly. The Staff also requests the Funds provide numerical examples showing various scenarios, and how such scenarios would impact the performance of the Funds.

Response to Comment 1

In accordance with the Staff’s comments, the disclosure set forth on the cover of the prospectus, as well in the section entitled “Principal Investment Strategies,” has been revised to further clarify the exposure that each Fund seeks to provide and the mechanisms by which these exposures are provided. Among other changes to clarify the Outcomes each Fund seeks to provide, each Fund also added the following disclosure to the section entitled “Principal Investment Strategies.” The requested hypothetical information will be included in an additional correspondence.

The Outcomes. The Fund primarily seeks to provide returns based upon the price performance of the S&P 500 ETF, up to a cap on upside returns and subject to a buffer, over the duration of the Outcome Period (the “S&P 500 ETF Returns”). These returns will be supplemented by any gains experienced by the [Underlying ETF], up to a cap on upside returns, over the duration of the Outcome Period (the “[Underlying ETF] Returns”). The Fund seeks to experience performance over the duration of the Outcome Period equal to the sum of the S&P 500 ETF Returns and the [Underlying ETF] Returns. There is no guarantee that the Fund will successfully provide the Outcomes.

S&P 500 ETF Returns. If the S&P 500 ETF’s share price increases in value over the duration of the Outcome Period, the Fund seeks to experience an increase in value that approximately matches the increase experienced by the S&P 500 ETF, subject to an upside return cap discussed in greater detail below. [If the S&P 500 ETF’s share price decreases in value over the duration of the Outcome Period, the Fund seeks to experience a decrease in value that approximately matches the decrease experienced by the S&P 500 ETF, subject to a buffer against of up to 9% of S&P 500 ETF losses (the “Buffer”). The Fund will participate in all S&P 500 ETF losses of greater than 9% on a one-to-one basis.]

[Underlying ETF] Returns. If the [Underlying ETF]’s share price increases in value over the duration of the Outcome Period, the Fund seeks to experience an increase in value that approximately matches the increase experienced by the [Underlying ETF], subject to an upside return cap discussed in greater detail below. The Fund will not participate in any decreases in value experienced by the [Underlying ETF]. If the [Underlying ETF]’s share price decreases in value over the duration of the Outcome Period, the Fund’s overall performance will be approximately the S&P 500 ETF Return.

Additionally, each Fund confirms that it will only have exposure to increases in the price performance of the Additional Underlying ETFs. Over the duration of the Outcome Period, each Fund will only participate in decreases in the value of the S&P 500 ETF’s share price. The means by which a Fund can provide this exposure is not complex and can be achieved with a single position. At the outset of the Outcome Period, the Fund need only purchase a call option on the Additional Underlying ETF with a strike price equal to the Underlying ETF’s current share price (an “at-the-money” option) that is set to expire on the final day of the Outcome Period. . If the Additional Underlying ETF’s share price increases in value over the duration of the Outcome Period, the Fund will exercise the option and realize a gain approximately equal to the difference in the value of the Additional Underlying ETF’s share price at the outset of the Outcome Period and the value of its share price at the conclusion of the Outcome Period. If the Additional Underlying ETF’s share price decreases in value, the Fund will not exercise the option and it will expire worthless. This is the mechanism by which the Fund participates in any gains experienced by the Additional Underlying ETFs, but not any losses. Accordingly, each Fund’s cover page and section entitled “Principal Investment Strategies” has been revised to include the following disclosure.

At the outset of the Outcome Period, the Fund also purchases a call option on the [Underlying ETF] with a strike price approximately equal to the [Underlying ETF]’s share price at the outset of the Outcome Period. If the [Underlying ETF]’s share price increases in value over the duration of the Outcome Period, the Fund will exercise the option and realize a gain approximately equal to the difference in the value of the [Underlying ETF]’s share price at the outset of the Outcome Period and the value of its share price at the conclusion of the Outcome Period. If the [Underlying ETF]’s share price decreases in value, the Fund will not exercise the option and it will expire worthless. This is the mechanism by which the Fund participates in any gains experienced by the [Underlying ETF], but not any losses.

Comment 2 – General

Please explain to the Staff in supplemental correspondence the Funds’ basis for its belief that may operate pursuant to meeting the requirements of Rule 6c-11 of the Investment Company Act of 1940 (the “1940 Act”); specifically, the basis for each Fund’s belief that each would comply with Rule 6c-11(c)(4).

Response to Comment 2

Pursuant to the Staff’s request, Rule 6c-11(c)(4) is reproduced below (emphasis added):

The exchange-traded fund may not seek, directly or indirectly, to provide investment returns that correspond to the performance of a market index by a specified multiple, or to provide investment returns that have an inverse relationship to the performance of a market index, over a predetermined period of time.

Each Fund seeks to provide approximately 100% of the upside exposure experienced by the Underlying ETFs, subject to an upside return cap. For its exposure to this S&P 500 ETF, each Fund provides this exposure by purchasing a deeply “in-the-money” call option on the S&P 500 ETF at the outset of the Outcome Period. The strike price on this call option is 0.80% of the S&P 500 ETF’s share price at the outset of the Outcome Period. This position provides that each Fund will receive a payout approximately equal to the S&P 500 ETF’s share price upon the conclusion of the Outcome Period. This position provides one-to-one exposure on both any gains or losses experienced by the S&P 500 ETF. As described in detail above, the exposure to the Additional Underlying ETFs is provided by buying a single “at-the-money” call option on each Additional Underlying ETF at the outset of an Outcome Period. This position provides direct one-to-one exposure to the upside of each Additional Underlying ETF.

As it provides neither a “specified multiple” or “inverse” exposure to an Underlying ETF, the Funds have been advised by legal counsel that these Funds comply with Rule 6c-11(c)(4).

Comment 3 – Innovator U.S. Equity Triple Stacker ETF – July (formerly Innovator U.S. Market Stacker Plus ETF – July)

The Staff requests clarification in the text on the term “plus” in the Fund’s disclosure, specifically on its usage on the cover page of the prospectus and in the section entitled “Principal Investment Strategies.”

Response to Comment 3

The Fund’s name has been revised and no longer includes the referenced term.

Comment 4 – Rule 35d-1 of the 1940 Act

The Staff notes the name “Innovator U.S Market Stacker Plus ETF – July” implicates Rule 35d-1 under the 1940 Act. However, the Staff notes one of the underlying indices (the Invesco QQQ Trust) includes foreign investment. The Staff requests supplemental correspondence to confirm the appropriateness of the Fund’s name and its compliance with Rule 35d-1.

Response to Comment 4

As noted above, the Fund have changed their names. However, the Funds acknowledge that the replacement of “U.S. Market” with “U.S. Equity” still implicates the Staff’s original comment.

Compliance with Rule 35d-1(a)(3) of the 1940 Act requires that a Fund invest “at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name”.

According to the most recent publicly available information, the Invesco QQQ Trust invested 97.55% of its assets in companies in the United States. Given that each Fund has exposure through its investments in FLEX Options across two other indices that provide exposure to U.S. securities, each Fund anticipates no issues complying with the requirements of Rule 35d-1.

Comment 5 – General

With respect to the Funds not offering downside protection (specifically the Innovator U.S. Market Stacker ETF – July and Innovator U.S. Market Stacker Plus ETF – July), to the extent that an investor is giving up gain explain to the Staff in supplemental correspondence why an investor would want to limit upside exposure through the operation of a Cap on returns? Please explain what makes that strategy appealing to an investor.

Response to Comment 5

An investor has the potential to diversify the source of potential gains across more than one index by investing in the Funds. As a result, if for instance, the S&P 500 performs poorly over an outcome period, having exposure to the NASDAQ-100 would give the investor the opportunity to benefit from the positive performance of that index. That opportunity would not be available from a product based on a single index.

Comment 6 – Innovator U.S. Equity Triple Stacker ETF – July (formerly Innovator U.S. Market Stacker Plus ETF – July)

The Staff notes the Fund mentions a 10% buffer on page 25 of the prospectus, which may be a mistake since the Fund does not offer a buffer. Please advise or revise.

Response to Comment 6

The referenced disclosure has been revised pursuant to the Staff’s request.

Comment 7 – Innovator U.S. Equity Triple Stacker ETF – July (formerly Innovator U.S. Market Stacker Plus ETF – July)

The Staff notes the fifth paragraph of the section entitled “Principal Investment Strategies” only references options on two of the three contemplated indices of the Fund. Please advise if this disclosure should not include the third index, or revise accordingly.

Response to Comment 7

The referenced disclosure has been revised pursuant to the Staff’s request.

Comment 8 – Upside Return Cap

The Staff requests a plain-English clarification on how the aggregate cap works for the Funds.

Response to Comment 8

Pursuant to the Staff’s request, the following disclosure has been added to the cover of the prospectus and the section entitled “Principal Investment Strategies”:

The extent to which the Fund will participate in gains experienced by the S&P 500 ETF and [Underlying ETF] is subject to an upside return cap (the “S&P 500 ETF Cap” and “[Underlying ETF] Cap” respectively, and together, the “Underlying ETF Caps”) that each represents the maximum percentage return the Fund can achieve from its FLEX Options that reference the S&P 500 ETF and [Underlying ETF], respectively, for the duration of the Outcome Period. Therefore, even though the Fund’s returns are based upon the performance of each Underlying ETF’s share price, if an Underlying ETF experiences returns for the Outcome Period in excess of its Cap, the Fund will not experience those excess gains. The sum of the S&P 500 ETF Cap and [Underlying ETF] Cap represents the maximum percentage return the Fund itself can experience for the Outcome Period (the “Aggregate Fund Cap,” and together with the Underlying ETF Caps, the “Caps”).

Comment 9 – Fees and Expenses of the Fund

Please confirm each Fund’s expense table is compliant with Instruction 6(a) to Item 3 of Form N-1A.

Response to Comment 9

The referenced disclosure has been revised pursuant to the Staff’s request.

Comment 10 – Principal Investment Strategies

The Staff requests that the Fund revise the disclosure to include a plain-English explanation of each index the Funds seek exposure to through the use of FLEX Options, separated into individual paragraphs, to help a reasonable investor understand a Fund’s exposure.

Response to Comment 10

Pursuant to the Staff’s request, the first paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure.

Each Underlying ETF is an exchange-traded fund registered under the Investment Company Act of 1940 (the “1940 Act”). The S&P 500 ETF seeks to track the investment results of the S&P 500 Index, a large-cap, market-weighted, U.S. equities index that tracks the performance of 500 leading companies in leading industries. The NASDAQ-100 ETF seeks to track the investment results of the NASDAQ-100 Index, a modified market capitalization-weighted index composed of the 100 largest (by market capitalization) domestic and international non-financial companies listed on the NASDAQ Stock Market, LLC. The Russell 2000 ETF seeks to track the investment results of the Russell 2000 Index, an index composed of small-capitalization U.S. equities. Additional information about the Underlying ETFs is set forth in the section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies.”

Additionally, the section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies” has been revised to include the following disclosure:

The S&P 500 ETF is a registered investment company that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500 Index. The S&P 500 Index is a large-cap, market-weighted, U.S. equities index that tracks the price (excluding dividends) of the 500 leading companies in leading industries. The S&P 500 Price Index is rebalanced quarterly in March, June, September and December.

The NASDAQ-100 ETF is a registered investment company that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the NASDAQ-100 Index. The NASDAQ 100 Index includes 100 of the largest domestic and international non-financial companies listed on the NASDAQ Stock Market based on market capitalization. The NASDAQ-100 Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnologies. It does not contain securities of financial companies including investment companies. Except under extraordinary circumstances that may prompt an interim evaluation, the NASDAQ-100 Index composition is reviewed on an annual basis.

The Russell 2000 ETF is a registered investment company that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Russell 2000 Index. The Russell 2000 Index is a float-adjusted capitalization-weighted index of equity securities issued by the approximately 2,000 smallest issuers in the Russell 3000 Index. The Russell 2000 Index measures the performance of the small-capitalization sector of the U.S. equity market, as defined by FTSE Russell. The Russell 2000 Index is a subset of the Russell 3000 Index, which measures the performance of the broad U.S. equity market, as defined by FTSE Russell. The Russell 2000 Index is reconstituted on an annual basis.

Comment 11 – Rule 156 of the 1933 Act

The Staff notes the charts in each Fund’s prospectus and requests the Fund to provide an analysis regarding their compliance with Rule 156 of the Securities Act of 1933.

Response to Comment 11

Pursuant to the Staff’s request, the Funds will provide this analysis through separate correspondence.

Comment 12 – Upside Return Caps

The Staff requests confirmation on how the Funds’ will update the Caps in connection with launching the Funds in supplemental correspondence.

Response to Comment 12

Prior to the effectiveness of the Registration Statement, each Fund will file an amended registration statement that discloses each Fund’s expected Cap ranges. Each Fund will not go effective more than two business days prior to the expected final Cap filing. The Funds note that the final Cap for each Fund is not available until the market closes on the day prior to the Funds’ launch, which is expected to be June 30, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on June 30, 2020.

Comment 13 – Innovator U.S. Equity Double Stacker 9% Buffer ETF – July (formerly Innovator Buffer U.S. Market Stacker ETF – July)

The Staff requests confirmation in supplemental correspondence that the Fund’s “Buffer” is only applicable with respect to the S&P 500 ETF.

Response to Comment 13

The Fund so confirms that the “buffer” referenced is only applicable to returns on S&P 500 ETF.

Comment 14 – Performance

The Staff notes the Funds will have exposure to multiple reference assets through the use of FLEX Options. In supplemental correspondence to the Staff, please explain what impact this will have on the Funds’ performance disclosure and also include what the primary index of the Funds will be. The Staff also notes the Funds must use an appropriate broad-based index when reporting performance of the Fund in accordance with the requirements of Form N-1A. The Staff requests that in connection with the Fund’s performance disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 14

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. The Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds confirm that this index will be the S&P 500. The Funds also acknowledge that providing only returns on a single index would be inappropriate based on the exposure to multiple indexes. Accordingly, each Fund will also include performance information for the secondary (or tertiary, as appropriate) index. Such information will be included to provide investors with the relevant information to compare the returns of each Fund against the relevant indices upon which the Funds are based in accordance with the requirements of Form N-1A.

Comment 15 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 15

Pursuant to the Staff’s request, all required exhibits and opinions will be provided before the Funds are made automatically effective.

Comment 16 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Caps within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 16

Pursuant to Rule 485A of the 1933 Act, the Registration Statement was set to go automatically effective on June 27, 2020. Prior to the effectiveness of the Registration Statement, the Funds will file an amended registration statement that discloses the Funds’ expected Cap ranges scheduled to go effective on June 29, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, June 30, 2020. Accordingly, the Funds each intend to file an amended registration statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on June 30, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 17 – General

The Staff requests each Fund add disclosure confirming the Fund will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 17

Pursuant to the Staff’s comment, such disclosure has been added.

Comment 18 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 18

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 19 – COVID-19 Risks

Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may impact the Fund and its investments. If the registrant believes no additional disclosure is warranted, please explain why not in supplemental correspondence.

Response to Comment 19

The Funds currently contain disclosure that addresses the COVID-19 pandemic in both the prospectus and statement of additional information. Each Fund believes its current disclosure adequately captures the risk profile to the Fund and its investments presented by the COVID-19 pandemic.

Comment 20 – Concentration Policy

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy. Please add such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 20

The referenced policy and the related disclosure has been revised to indicate that the Funds will only concentrate in an industry or group of industries if the Fund’s underlying indices so concentrate.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren